UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

Proposed offering of convertible senior notes

On February 3, 2021, MakeMyTrip Limited issued a press release announcing a proposed offering of $175 million principal amount of convertible senior notes (the “notes”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. A copy of the press release dated February 3, 2021 is attached hereto as Exhibit 99.1.

Trip.com’s preemptive rights in connection with the proposed offering

Under the terms of issue of our Class B shares, if we issue voting securities (such as our ordinary shares), Trip.com Group Limited (“Trip.com”) has the right to subscribe for and purchase additional Class B shares from us in such amount as will cause the percentage of voting power of Trip.com and its affiliates, after giving pro forma effect to such new issuance of voting securities and purchase of Class B shares, to be equal to the percentage of voting power of Trip.com as calculated immediately prior to the consummation of such new issuance of voting securities and purchase of Class B shares, and to otherwise preserve and maintain the relative voting and distribution rights of Trip.com, based on Trip.com’s total voting power. As of December 31, 2020, Trip.com beneficially owned 16.72% of our issued and outstanding ordinary shares and 100.0% of our issued and outstanding Class B Shares, together representing an aggregate 48.46% of the total voting power in our company.

Under the terms of issue of our Class B shares, the price payable in connection with the exercise of such pre-emptive rights by Trip.com shall be the same price offered to all other investors participating in such issuance. In connection with any issuance of ordinary shares following the exercise of conversion rights by holders of the notes, Trip.com has the right to exercise its pre-emptive rights to subscribe for and purchase additional Class B shares at the then-effective conversion price (being $1,000 divided by the then-effective conversion rate).

Under the terms of issue of our Class B shares, we are required to provide a written notice to Trip.com following any issuance of ordinary shares following the exercise of conversion rights by any holder of the notes. In the event Trip.com elects to exercise its pre-emptive rights with respect to new Class B shares, it is ordinarily required to provide us with written notice of such election within 10 business days of receipt of such notification from us and consummate the purchase of such Class B Shares on the business day following their written notice. In connection with any issuance of ordinary shares following the exercise of conversion rights by holders of the notes, we have agreed with Trip.com that if the purchase by Trip.com of new Class B shares in accordance with the terms of issue of our Class B shares would in the good faith judgment of Trip.com be inconsistent with any applicable law, Trip.com shall be automatically entitled to defer its right to purchase such Class B shares at a later date on which the purchase by Trip.com of the new Class B shares would in the good faith judgment of Trip.com not be inconsistent with any applicable law.

EXHIBIT INDEX

99.1	Press Release dated February 3, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2021

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Executive Chairman